UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        Solarfun Power Holdings Co., Ltd.
                                (Name of Issuer)

                  Ordinary Shares, par value $0.0001 per share
                         (Title of Class of Securities)

                                   83415U108**
                                 (CUSIP Number)

                                December 31, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     **There is no CUSIP number assigned to the Ordinary Shares of the Company (as defined below). CUSIP number 83415U108 has been assigned to the American Depositary Shares ("ADS") of the Company, which are quoted on The NASDAQ Global Market under the symbol "SOLF." Each ADS represents 5 Ordinary Shares.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 9 Pages

CUSIP No. 83415U108               13G                        Page 2 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See instructions)
            (a) [X]
            (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,606,940 Ordinary Shares (see Item 4(a))

                    $45,700,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,947,716 Ordinary Shares (see
                    Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,606,940 Ordinary Shares (see Item 4(a))

                    $45,700,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,947,716 Ordinary Shares (see
                    Item 4(a))
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,940 Ordinary Shares (see Item 4(a))

             $45,700,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 convertible into 11,947,716 Ordinary Shares (see Item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.82%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (See instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 83415U108               13G                        Page 3 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See instructions)
            (a) [X]
            (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (See instructions)
             PN
-----------------------------------------------------------------------

CUSIP No. 83415U108               13G                        Page 4 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See instructions)
            (a) [X]
            (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,606,940 Ordinary Shares (see Item 4(a))

                    $45,700,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,947,716 Ordinary Shares (see
                    Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,606,940 Ordinary Shares (see Item 4(a))

                    $45,700,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,947,716 Ordinary Shares (see
                    Item 4(a))
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,940 Ordinary Shares (see Item 4(a))

             $45,700,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 convertible into 11,947,716 Ordinary Shares (see Item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.82%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (See instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 83415U108               13G                        Page 5 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See instructions)
            (a) [X]
            (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,606,940 Ordinary Shares (see Item 4(a))

                    $45,700,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,947,716 Ordinary Shares (see
                    Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,606,940 Ordinary Shares (see Item 4(a))

                    $45,700,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,947,716 Ordinary Shares (see
                    Item 4(a))
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,940 Ordinary Shares (see Item 4(a))

             $45,700,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 convertible into 11,947,716 Ordinary Shares (see Item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.82%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (See instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 83415U108               13G                        Page 6 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See instructions)
            (a) [X]
            (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,606,940 Ordinary Shares (see Item 4(a))

                    $45,700,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,947,716 Ordinary Shares (see
                    Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,606,940 Ordinary Shares (see Item 4(a))

                    $45,700,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,947,716 Ordinary Shares (see
                    Item 4(a))
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,940 Ordinary Shares (see Item 4(a))

             $45,700,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 convertible into 11,947,716 Ordinary Shares (see Item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.82%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (See instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 83415U108               13G                        Page 7 of 9 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on February 8, 2008 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.0001 per share (the "Common Stock") of Solarfun Power Holdings Co., Ltd., a Cayman Islands corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.


Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

     As of the date of this filing, (i) Highbridge International LLC beneficially owns 1,606,940 Ordinary Shares and $45,700,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 (the "Notes") convertible into 2,389,543 ADSs, which represent 11,947,715 Ordinary Shares,
(ii) Highbridge Convertible Arbitrage Master Fund, L.P no longer beneficially owns any Ordinary Shares and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 1,606,940 Ordinary Shares beneficially owned by Highbridge International LLC and the $45,700,000 aggregate principal amount of the Notes convertible into 2,389,543 ADSs, which represent 11,947,716 Ordinary Shares beneficially owned by Highbridge International LLC. The Ordinary Shares held by the Reporting Persons are held in the form of ADS. Each ADS represents 5 Ordinary Shares.

     Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of Ordinary Shares owned by Highbridge International LLC.

     (b) Percent of class:

     The Company's prospectus filed pursuant to Rule 424(b)(2) on August 13, 2008 (the "Prospectus"), indicates that after the completion of the offering contemplated by the Prospectus, as of March 31, 2008 there are 269,060,209 Ordinary Shares outstanding. Therefore as of the date of this filing, based on the Company's outstanding Ordinary Shares, (i) Highbridge International LLC beneficially owns 4.82% of the outstanding Ordinary Shares of the Company, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. no longer beneficially owns any Ordinary Shares of the Company, and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 4.82% of the outstanding Ordinary Shares of the Company. The foregoing should not be construed in and of itself as an admission by any

CUSIP No. 83415U108               13G                        Page 8 of 9 Pages

Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person.

     (c)   Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote

                 0

           (ii)  Shared power to vote or to direct the vote

                 See Item 4(a)

          (iii)  Sole power to dispose or to direct the disposition of

                 0

           (iv)  Shared power to dispose or to direct the disposition of

                 See Item 4(a)

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 83415U108               13G                        Page 9 of 9 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2009

HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CONVERTIBLE ARBITRAGE
                                          MASTER FUND, L.P.
By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
    ------------------------------            ---------------------------------
Name:  John Oliva                         Name:  John Oliva
Title: Managing Director                  Title: Managing Director


HIGHBRIDGE CAPITAL MANAGEMENT, LLC

                                          /s/ Henry Swieca
                                          -------------------------------------
                                          HENRY SWIECA

By: /s/ John Oliva
----------------------------------
Name:  John Oliva
Title: Managing Director



/s/ Glenn Dubin
----------------------------------
GLENN DUBIN